Exhibit 99.65

Digihost Announces Purchase of Shares by CEO, Michel Amar, for $3.344 MILLION

Toronto, ON – February 28, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that that Michel Amar, director and Chief Executive Officer of Digihost, has purchased an aggregate of 1,520,000 subordinate voting shares in the capital of Digihost (“SV Shares”) in a private transaction with escrowed shareholders at CAD$2.20 per SV Share, for aggregate consideration of CAD$3,344,000 (the “Share Acquisition”). A total of 1,127,328 SV Shares are currently held in escrow. The transfer is subject to TSX Venture Exchange approval. As a result of this acquisition, Michel Amar has ownership, control and direction through his holding companies of 14,475,716 SV Shares, representing 31.81% of the issued and outstanding shares of the class on a non-diluted basis, and 32.91% of the issued and outstanding shares of the class on a partially diluted basis, as well as 10,000 proportional voting shares (“PV Shares”) which represent 100% of the PV Shares.

Michel Amar said of the purchases, “I believe in the future of the blockchain economy and I have confidence in our Buffalo bitcoin mining facility and the talent of our operations team. The Company is well positioned to execute on its vision for expansion and good results. With my increased shareholding, and my previously announced salary of $1.00 for 2021, I continue to align myself with Digihost’s long-term growth strategy, as we continue to create shareholder value.”

This press release is being disseminated as required by National Instrument 62-103 – The Early Warning System and Related Take Over Bids and Insider Reporting Issues, with respect to the filing of an early warning report by Michel Amar. Prior to the Share Acquisition, Mr. Amar had ownership, control and direction through his holding companies of 12,955,716 SV Shares, representing 28.47% of the issued and outstanding shares of the class on a non-diluted basis, and 29.63% of the issued and outstanding shares of the class on a partially diluted basis.

Michel Amar acquired the shares for investment purposes and he may in the future take such actions in respect of his holdings as deemed appropriate in light of the circumstances then existing, including the purchase of additional shares or other securities of Digihost through open market purchases.

For further details, please see the Early Warning Report, a copy of which is available on the Company’s profile on SEDAR at www.sedar.com.

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. The Company is currently hashing approximately 1.2 Bitcoins per day, subject to difficulty. Digihost’s strategy is to focus on continually increasing its hashrate with a concurrent reduction in energy costs.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.